Exhibit 4.53

Certain portions of this Exhibit have been omitted pursuant to a request for "Confidential Treatment" under Rule 24b-2 of the Securities and Exchange Commission.  Such portions have been redacted and bracketed in the request and appear as [*] in the text of this Exhibit.  The omitted confidential information has been filed with the Securities and Exchange Commission.

CLINICAL TRIAL AGREEMENT

THIS Agreement is entered into on March 18th 2005 by and between AMARIN NEUROSCIENCE LIMITED, a limited company incorporated in Scotland with offices located at Kings Park House, Laurelhill Business Park, Stirling, UK, FK7 9PQ (“Sponsor”) and the UNIVERSITY OF ROCHESTER (“Institution”), a not-for-profit educational institution established under the laws of New York State, with business offices located at 5th Floor Hylan Building, RC Box 270140, Rochester, NY 14627.

RECITALS

A.           Sponsor is engaged in the business of (inter alia) the development of pharmaceutical products, and the Institution is engaged in the business (inter alia) of providing clinical research and development services, including the provision of investigators who conduct clinical trials for the pharmaceutical industry, the management of clinical trials, clinical data management and statistical analysis.

B.             Sponsor desires Institution to study the safety and/or efficacy of Miraxion ™ (formerly Lax-101)(“Study Drug”) via a Phase III Clinical program and Institution is willing to perform a clinical study of the Study Drug; and

C.             The Study (as defined below) is of mutual interest and benefit to Sponsor and Institution, and will further the Institution’s instructional and research objectives in a manner consistent with its status as a not-for-profit tax-exempt educational institution;

Now therefore, in consideration of the promises and mutual covenants herein contained, Sponsor and Institution hereby agree as follows:

1.               STATEMENT OF WORK.

1.1                                 The Institution shall exercise best efforts to carry out or to facilitate the carrying out of the clinical trial research study set forth in the research protocol dated 2005 and entitled  “A Multi Center, Double Blind, Randomized, Parallel Group, Placebo-Controlled Trial of (ethyl-EPA) Miraxion ™ in Patients with Mild to Moderate Huntington’s Disease” (the “Study”), which is attached hereto as Exhibit A (the “Protocol”) and hereby incorporated into this Agreement by reference.  The Study shall be conducted under the direction of Dr. Ira Shoulson as principal investigator and Dr. Christopher Ross and Dr. Blair Leavitt as Co-Principal

Investigators (together the “Principal Investigators”) in accordance with this Agreement.  The Institution shall procure that each of the Principal Investigators enters into an agreement containing the provisions set out in Exhibit D (as may be amended by mutual agreement as between the Institution and the Sponsor) prior to the commencement of the Study.

1.2                                 The Institution shall perform the services described in Exhibit B to this Agreement (the “Services”). All obligations which Sponsor desires to delegate to Institution are specified in Exhibit B under Assignment of Responsibilities and Institution shall assume the responsibility for such delegated obligations as Sponsor under the Federal Food, Drug and Cosmetic Act.  Any obligation not delegated to Institution pursuant to this Agreement and its Exhibits shall be retained by the Sponsor.

1.3                                 Institution acknowledges that time shall be of the essence in relation to the timetable set out as part of the Budget attached hereto as Exhibit C.

Notwithstanding the above, Sponsor acknowledges that the Institution’s activities may be delayed by events or circumstances outside of its control, including, but not limited to: delays in Study Drug supply; changes to the Protocol or other related Study documents; regulatory or audit issues; and competing enrollments in the geographic areas served by investigators conducting the Study.

1.4                                 In the event that Sponsor requires for any reason to add to or vary the scope of the Services it shall notify Institution in writing to that effect and Institution shall, within ten business days of receipt of such notice, submit its proposals, including revised costings and timelines, as appropriate, for the performance of such Services.  If acceptable to Sponsor, the parties shall amend the Exhibits to this Agreement accordingly.

1.5                                 In performing the Services, the Institution shall (where appropriate), and the Institution agrees to be responsible for ensuring that its investigators (the “Investigators”), comply with and procure compliance with the following:

1.5.1                        the Protocol and any subsequent amendments;

1.5.2                        the ICH Harmonised Tripartite Guideline for Good Clinical Practice or its local equivalent (“GCP”);

1.5.3                        part 312 Title 21 of the Code of Federal Regulations issued by the U.S. Food and Drug Administration (“FDA”);

1.5.4                        the standard operating procedures of Institution to be agreed in advance by Sponsor ;

1.5.5                        all applicable national and local laws, rules and regulations, including but not limited to the U.S. Federal Food, Drug and Cosmetic Act and

Regulations of the FDA, and those promulgated by any relevant regulatory authority, and relevant professional standards;

1.5.6                        all reasonable  written and verbal instructions of Sponsor;

and the Institution shall ensure that:

1.5.7                        the Investigators will permit monitoring, auditing or inspection of their activities by or on behalf of the Sponsor and the regulatory  authorities;

1.5.8                        the Investigators  will permit direct access to case report forms (“CRFs”), source data and  documentation (including patient notes) to persons performing trial-related  monitoring, audits, ethical review or regulatory inspection.  The expected frequency of monitoring visits will be as agreed between the parties from time to time;

1.5.9                        Investigators understand any persons delegated trial related duties are  suitably qualified and aware of the requirements of the Protocol, ICH GCP and the appropriate regulatory requirements and are adequately informed  about the Study Drug;

1.5.10                  the Investigators have adequate facilities, resources  and time are available to conduct the Study;

1.5.11                  adequate drug  storage facilities and drug accountability procedures are in  place;

1.5.12                  Study CRFs and other relevant Study documents are completed on an ongoing basis throughout the duration of the Study and are completed accurately and legibly and are consistent with the source documents;

1.5.13                  Investigators notify all adverse events and serious adverse events  (including suspected unexpected serious adverse events) occurring during the course of the Study to Institution, the Sponsor and any company contracted by the Sponsor to manage the reports and ensure onward reporting to Regulatory Authorities;

1.5.14                  the Investigators assist in the preparation of ethics submissions and  ensuring that local ethical approvals are in place;

1.5.15                  the storing of essential Study documents (as defined by ICH GCP) is in a suitable  archive for the period required by ICH  GCP guidelines;

and that all such responsibilities will be contained in a written agreement  between the Institution and its Investigators in a form approved by the Sponsor in writing.

1.6                                 Institution shall perform the Services with reasonable care and skill and shall ensure that personnel engaged by it in the provision of the Services are competent and have appropriate professional qualifications, training and experience.

1.7                                 Each party shall from time to time by notice to the other nominate (a) representative(s) for primary liaison relating to the Services, which from the date of this Agreement shall be as follows:

For Sponsor:	Bimmie Strausser MD
Consultant
For Institution	Dr. Ira Shoulson
Principal Investigator

1.8                                 Institution agrees that all personnel performing the Services shall be employees or sub-contractors of Institution and that nothing in this Agreement shall be deemed to create a contract of employment between Sponsor and any employee or sub-contractor of Institution.

1.9                                 Sponsor agrees to provide in good time to Institution all data, advice and information reasonably necessary for the performance of the Services in accordance with this Agreement.

1.10                           Institution agrees (provided Sponsor has given it adequate notice in advance) to allow Sponsor to attend the site(s) where the Services are being conducted for the purpose of monitoring and reviewing the performance of the Services at times and dates mutually acceptable to all parties and to give Sponsor its full co-operation in this regard.

1.11                           In the event of any inconsistency between this Agreement and the Protocol, the terms of this Agreement shall govern.  Changes in the Protocol may be made only through prior written agreement between the Sponsor and the Institution.

1.12                           The Institution agrees to screen sufficient numbers of patients into the Study to allow for 300 patients to be randomised into the Study.

1.13                           The Sponsor reserves the right to amend in writing the numbers of patients to be randomised as set out in Article 1.12, in accordance with the provisions of Article 1.4.

2.               PERIOD OF PERFORMANCE.

The Period of Performance under this Agreement shall commence on the date of this Agreement and shall remain in force (subject to earlier termination pursuant to Article 14) until the completion of the Services in accordance with the terms of this Agreement. The Study may not in any event begin until approval is received from the Institution’s Institutional Review Board (“IRB”) and Regulatory Authority.

3.               PAYMENT.

3.1                                 Sponsor shall pay the Institution in accordance with the budget and milestone schedule attached hereto as Exhibit C and incorporated herein by reference (the “Budget”).  The parties estimate that the payments provided for in the Budget will be sufficient to support the Study, but Institution may submit to Sponsor and/or the Sponsor may request a revised budget in the event that costs may reasonably be projected to exceed or be less than the Budget.  Except as otherwise provided in this Agreement, Sponsor will not be required to make any payment in excess of the Budget without Sponsor’s prior written approval.

3.2                                 Regardless of whether it is included in the Budget, the Sponsor understands and agrees that it is responsible for paying the Institution’s nonrefundable Institutional Review Board fees and for reimbursing to the Institution any Institutional Review Board fees payable to any third party in respect of any site taking part on the Study, and shall pay such fees within thirty (30) days of the date of receipt of the invoice except as otherwise provided in the Budget.

3.3                                 Sponsor shall in addition reimburse Institution for reasonable and necessary pre-approved travel and other out-of-pocket expenses properly and necessarily incurred in the performance of the Services as set out in Exhibit B(the “Expenses”), provided that the Institution produces copy invoices or other substantiating documentation and, in the case of any individual item of expenditure exceeding the sum of $500, Sponsor’s prior written approval has been given to such expenditure.

3.4                                 Institution shall render invoices in respect of installments of the Budget and in respect of Milestones (once achieved), when payable, and monthly invoices in arrears in respect of the Expenses. Payment shall be due within 30 days of the date of receipt of the Institution’s invoice.

3.5                                 Checks shall be made payable to the University of Rochester and sent to:

University of Rochester

Clinical Trials Coordination Center

1351 Mt. Hope Avenue, Suite 223

Rochester, NY  14620

ATTN:   Finance Department.

3.6                                 For purposes of identification, each payment shall include the title of the project and the name of the Principal Investigator.

3.7                                 Payments will be made by the Sponsor to the Institution and from the Institution to participating Study sites upon (i) completion of CRF’s for evaluable patients, and (ii) inclusion of such CRF’s in the Study database.

4.               SUPPLIES.

Sponsor will provide Institution, at no charge, with a sufficient quantity of the Study Drug and matching placebo necessary to conduct the Study, as well as any other compounds, materials, equipment, and information, which the Protocol specifies as being provided by Sponsor to Institution, or which Sponsor and Institution deem necessary to conduct the Study.  All such Study Drug, compounds, materials, and equipment remain the sole property of Sponsor, unless otherwise designated.

5.               INVESTIGATOR’S ASSURANCE.

5.1                                 The Institution acknowledges that the Principal Investigator agrees to undertake certain obligations as prescribed in Exhibit B and as required by applicable government regulations.

5.2                                 Sponsor acknowledges that the responsibility to comply with and perform under the provisions of Exhibit B where indicated as being the responsibility of the Principal Investigator shall rest with the Principal Investigators as required by the Food and Drug Administration (FDA).

6.         NOTICES.

Any notices related to this Agreement or required herein shall be in writing and delivered by first class mail, postage prepaid, or by facsimile (facsimile notice to be confirmed by letter posted within 24 hours of transmission) to the address of the other party as set out below (or such other address as may have been notified in writing to the other party), and any such notice shall be deemed to have been served at the time of delivery (if delivered) or upon the expiration of 96 hours after posting (if sent by post) or upon the expiration of 12 hours after transmission (if sent by facsimile)

INSTITUTION
Gunta J. Liders,
Associate VP for Research Administration
University of Rochester
Office of Research & Project Administration
5th Floor Hylan Bldg.
Rochester, NY 14627
Phone: (585) 275-4031
FAX: (585) 275-9492

SPONSOR General Counsel & Company Secretary Amarin Corporation plc; 7 Curzon Street; Mayfair; London W1J 5HG U.K Phone +44 (0)20 7907 2447 FAX: +44 (0)20 7499 9004

7.               INDEPENDENT CONTRACTOR.  The Institution is an independent contractor and not an agent, joint venturer, or partner of Sponsor.

8.               INDEPENDENT RESEARCH.  Nothing in this Agreement shall be construed to limit the freedom of the Principal Investigators and/or Institution, its employees and agents, whether paid under this Agreement or not, to engage in similar inquiries made independently under other grants, contracts or agreements with parties other than Sponsor.

9.               CONFIDENTIAL INFORMATION.   All information designated at the time of disclosure, in writing, by either party as confidential (“Confidential Information”) shall not be used by the other party other than for purposes of this Agreement.  Each party agrees to treat Confidential Information received from the other party with the same degree of care with which it would treat its own Confidential Information of a similar nature and further agrees not to disclose such Confidential Information to a third party without prior written consent of the other party, for a period of five (5) years following disclosure.  The foregoing obligations of non-disclosure do not apply to Confidential Information which:

(a)          is in the public domain at the time of disclosure;

(b)         was known to the other party prior to disclosure;

(c)          was received from a third party not under an obligation of confidence to Sponsor;

(d)         is required to be disclosed by law or at the request of a governmental authority, but only to the extent that such disclosure has been so directed or requested and provided that Sponsor has been given sufficient advance notice of any such proposed disclosure in order to enable it to take appropriate measures to protect the confidentiality of the Confidential Information; or

(e)          is disclosed by either party to its employees and sub-contractors who reasonably require access to it and use of it for the purpose of carrying out that party’s rights and obligations under this Agreement, and who have a contractual obligation to that party to (i) protect the confidentiality of information such as the Confidential Information on terms no less onerous than as set out in this Agreement; and (ii) to assign all

Intellectual Property (as defined below) arising from such individuals work on behalf of that party to that party upon request.

10.         DATA OWNERSHIP AND INTELLECTUAL PROPERTY.  The Institution agrees that all data, inventions and discoveries generated by any party (to include for the avoidance of doubt any Subcontractor or Investigator) during the course of the activities described in the Exhibits hereto shall be the sole and exclusive property of Sponsor.  The Institution shall execute any documents or undertake any further actions if requested by Sponsor to evidence transfer of title thereto.  Sponsor shall reimburse the Institution, Principal Investigators or Subcontractors for any reasonable expenses incurred at Sponsor’s request to secure title or legal protection for any such Inventions.  Notwithstanding the above, the Institution and its Subcontractors may retain a copy of the data, inventions and discoveries for their own education and non-commercial research purposes.  The Institution shall also own the copyright to all of its standard forms previously created by the Institution, including those modified for use by Sponsor.

11.         PUBLICATION.   Sponsor acknowledges that Institution is dedicated to free scholarly exchange and to public dissemination of the results of its scholarly activities.  Therefore, Institution shall have the right at its reasonable discretion to publish in writing, material resulting from or related to the Study.  The Institution shall furnish Sponsor with a copy of any proposed written publication or presentation of such material at least thirty (30) days prior to the submission for publication. Within said period, Sponsor shall review such proposed publication for any designated proprietary information and, by written notice to the Institution, identify with specificity the sentence(s) or figure(s) in the proposed publication which Sponsor contends contains such proprietary information or which cannot be disclosed for legal or administrative reasons so that the proposed publication shall be edited appropriately by the Institution to remove it/them before publication.  If the Sponsor determines that the proposed publication contains patentable subject matter which requires protection, the Sponsor may require delay of submission for publication for a period of time not to exceed sixty (60) days for the purpose of filing patent applications.  The Institution shall give the Sponsor and /or Sponsor’s personnel appropriate credit and / or recognition for co-authorship in accordance with academic standards for any direct contribution made by them, subject to their prior consent.

12.         SITE MONITORING AND AUDITING Sponsor and the Institution acknowledge that routine site monitoring is not included in the Institution’s Work Scope, attached as Exhibit B, and will be performed by a sub-contractor of Sponsor. Should Sponsor elect to conduct additional audits, inspections or reviews of the Investigators and/or sites participating in this Study (“quality assurance”, “validation” or other Sponsor related audits) over and above routine monitoring, which places an undue burden on the relevant Investigators and/or sites participating in this Study then Sponsor agrees that a reasonable fee shall be due and owing to the Investigator/site so audited.  This fee shall not apply in the event of an FDA or Sponsor

“for cause” inspection and shall not in any event exceed $1,000 where such audit, inspection or review is two days or less.

13.         PUBLICITY.  Neither party shall use the name of the other in connection with any products, promotion, or advertising related to this Study without the prior written permission of the other party save to the extent as is properly required to be disclosed by law or at the request of a governmental authority.  This does not include the existence of the Agreement for internal reporting requirements.

14.         TERMINATION.

14.1                           This Agreement may be terminated without cause by either party at any time during the term of the Agreement on ninety (90) days prior written notice to the other party.  In the event that Agreement is terminated for any reason by the Institution, the Institution will use its best efforts to promptly conclude and/or upon Sponsor’s request, transfer the responsibility for the Study to Sponsor or their designee. Sponsor will use its best efforts to accept the transfer of responsibility from Institution in a timely fashion.  The Institution will take all necessary steps to accomplish the orderly transfer of Study responsibilities and to minimize disruption of day-to-day Study activities, particularly those activities involving Study participants.  At Sponsor’s request, the Institution shall promptly deliver to Sponsor or their designee all data, information, materials and any and all documentation relating to the work or the services performed or to be performed hereunder.

14.2                           Either party shall be entitled forthwith to terminate this Agreement by notice to the other if:

14.2.1                  that other party commits any material breach of any of the provisions of this Agreement and, in the case where the breach is capable of remedy, fails to remedy the same within thirty (30) days of receipt of notice from the party seeking to terminate, specifying the breach and requiring it to be remedied; or

14.2.2                  the other party compounds or makes arrangements with its creditors or is adjudged insolvent or goes into liquidation (other than for the purposes of a bona fide reconstruction) or has a  receiver appointed over most of its property or assets or any event occurs in any jurisdiction in relation to that party which is analogous to the foregoing events.

14.2.3                  in the reasonable judgment or the parties and the Principal Investigators, the Institution’s IRB, or the Food and Drug Administration it is determined to be inappropriate, impractical, or inadvisable to continue due to a safety issue.

14.3.                        The exercise of the rights to terminate this Agreement given by this Article 14 shall not prejudice legal rights or remedies either party may have against the other in respect of any breach of the terms of this Agreement.

14.4                           All provisions of this Agreement that by their terms require performance by one or both parties following expiration or termination of this Agreement shall survive such expiration or termination.  Such provisions shall include, but not be limited to, Articles, 3, 5, 6, 9, 10, 11, 13, 15,17 ,24, 25 ,26 and 27.

15            POST TERMINATION CONSEQUENCES

15.1                           In the event of termination for any reason of this Agreement pursuant to Article 14 above:

15.1.1                  the parties shall promptly meet in good faith to discuss and endeavour to agree on the steps required to effect an orderly closure of all outstanding Services;

15.1.2                  to the extent that any part of the fee for the Services has been paid in advance and such fee is recoupable in accordance with any relevant agreement, the Institution shall promptly re-pay such fee to Sponsor, having made deduction only of a sum representing payment for the Services calculated pro rata to the date of termination, together with any third party costs reasonably and necessarily incurred or committed up to the date of termination, and any further sum agreed to be paid to the Sponsor pursuant to this Article;

15.1.3                  to the extent that the any fees for the Services are paid in arrears the Sponsor shall pay to the Institution a proportion of such  fee calculated pro rata up to the date of termination, together with any third party costs reasonably and necessarily incurred or committed up to the date of termination, and shall compensate the Institution for its reasonable costs associated with such termination at a rate to be agreed between the parties.

15.2                           In the event of expiry or termination for any reason of this Agreement the Institution shall promptly provide to the Sponsor at the Sponsor’s expense all Confidential Information and other data, materials (including unused Study Drug) provided to the Institution or generated by the provision of the Services.  Notwithstanding the above, Institution may retain one copy of all Confidential Information and other data, materials (not including unused Study Drug) for the purpose of demonstrating its obligations under this Agreement.

16.         INDEMNIFICATION.

16.1                           Sponsor shall indemnify, defend and hold harmless the Institution and its agents, representatives, trustees, officers and employees (“Institution Indemnitees”) from and against any demands, actions, claims, judgments or settlements (“Claims”) that may be made or instituted against any of them (including the reasonable attorneys’ fees and other costs and expenses of defense), by reason of personal injury (including but not limited to death) or property damage which arises out of or is connected with the performance of this Study under the Protocol; provided, however, that Sponsor shall not be liable for any loss or damage resulting from an Institution Indemnitee’s (a) failure to adhere to the material terms of the Protocol or this Agreement; (b) failure to comply with any applicable FDA or other government requirement; and/or (c) negligence or willful misconduct.

16.2                           The Institution agrees to indemnify and hold harmless the Sponsor and its agents, representatives, trustees, officers and employees (the “Sponsor Indemnitees”) from and against any Claims (including reasonable legal costs) that may be made or instituted against any of them (including the reasonable attorneys’ fees and other costs and expenses of defense), by reason of personal injury (including but not limited to death) or property damage which arises out of or is connected with the Institution’s negligence or willful misconduct during the  performance of this Study under the Protocol, provided, however, that Institution shall not be liable for any loss or damage resulting from the Sponsor’s (a) failure to adhere to the material terms of the Protocol or this Agreement; (b) failure to comply with any applicable FDA or other government requirement; and/or (c) negligence or willful misconduct.

16.3                           The indemnities above shall be subject to the following provisions:

(a)                                  a party (including its indemnities) claiming under one of the indemnities above ( the “Indemnified Party”) shall  fully and promptly inform the other party (the “Indemnifying Party”) of any third party claim made against it or one of its indemnities covered by the indemnity;

(b)                                 the Indemnified Party shall take all reasonable steps to mitigate its loss in relation to the indemnity;

(c)                                  the Indemnified Party shall make no admission of liability to any third party in relation to any Claim made against it covered by the indemnity;

(d)                                 the Indemnified Party shall permit Indemnifying Party to take full control of such Claim or proceedings;

(e)                                  the Indemnified Party shall assist in the investigation and defense of such Claim or proceedings.

16.4                           Neither party shall be liable for delay in performing or failure to perform obligations under this Agreement if such delay or failure results from circumstances outside its reasonable control (including, without limitation, any act of God, governmental action, accident, strike, lock-out or other form of industrial action) promptly notified to the other party (“Force Majeure”). An incident of Force Majeure shall not constitute a breach of this Agreement and the time for performance shall be extended accordingly; however, if it persists for more than thirty (30) days:

16.4.1                  the parties may enter into discussions with a view to alleviating its affects and, if possible, agreeing on such alternative arrangements as may be reasonable in all of the circumstances; or

16.4.2                  the party not in default may forthwith on notice to the other party terminate this Agreement and the provisions of Articles 14 and 15 shall apply.

16.5                           In addition, Sponsor shall reimburse Institution for reasonable and necessary medical expenses incurred in treating research subjects for injuries or adverse reactions caused by manufacturing defects or malfunctions of the Study Drug, supplied by Sponsor following its use in accordance with the Study Protocol or by required study procedures, provided that:

(a)          the Institution uses the Study Drug in accordance with the Study Protocol,

(b)         such expenses are not covered by the research subject’s medical or hospital insurance coverage and,

(c)          such expenses do not  arise as a result of Institution’s failure to adhere to the material terms of the Protocol or this Agreement; failure to comply with any applicable FDA or other government requirement; and/or negligence or willful misconduct.

17.         INSURANCE.   Sponsor shall, at its sole cost and expense, procure and maintain commercial general liability insurance or equivalent self insurance in amounts not less than those agreed by the parties.  Such commercial general liability insurance or equivalent self insurance shall provide contractual liability coverage for Sponsor’s indemnification.   Upon request, Sponsor shall provide Institution with written evidence of such insurance prior to commencement of the Study.  Sponsor shall provide Institution with written notice at least fifteen (15) days prior to the cancellation, non-renewal or material change in such insurance; if Sponsor does not obtain replacement insurance providing comparable coverage within such fifteen (15) day period, Institution shall have the right to terminate this Agreement effective at the end of such fifteen (15) day period without notice of any additional waiting periods.

18.         COMPLIANCE WITH HIPAA. It is understood and agreed that Institution, as a covered entity under the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), may not use or disclose protected health information (“PHI”), as defined in HIPAA and its implementing regulations, for purposes other than treatment, payment, or health care operations without first obtaining authorization from the individual concerned.  Institution agrees to obtain authorization from individuals enrolled in the Study which permits disclosure to and use of PHI by Sponsor for purposes of conducting and overseeing the Study. Sponsor agrees that it shall not disclose PHI to any person or entity except as permitted by the HIPAA authorization.

19.         DEBARMENT AND DISQUALIFICATION

19.1                           The Institution represents and warrants that:

19.1.1                  neither the Institution nor any of its employees or sub-contractors engaged in the performance of the Services is under investigation by the FDA for debarment action or is debarred pursuant to the U.S. Generic Drug Enforcement Act of 1992 (21 USC 301 et seq.), or has a disqualification hearing pending or has been disqualified by the FDA pursuant to 21 CFR Section 312.70; and

19.1.2                  it has not engaged in conduct or activity which could lead to any of the events described in this Article 19.1.

19.2             The Institution the shall forthwith notify the Sponsor in the event that during the term of this Agreement the Institution becomes aware that it or any employee or sub-contractor engaged in the provision of Services:

19.2.1                  comes under investigation by the FDA for debarment action or disqualification or is debarred or disqualified; or

19.2.2                  engages in any conduct or activity which could lead to any of the disqualification or debarment actions described in Article 19.1 above.

20.         WARRANTIES.  THE INSTITUTION MAKES NO WARRANTIES, EXPRESS, OR IMPLIED, CONCERNING THE RESULTS OF THIS STUDY OR THE OWNERSHIP, MERCHANTABILITY, OR FITNESS FOR A PARTICULAR PURPOSE OF SUCH RESULTS.  Neither party shall be liable to the other for any direct, consequential, or other damages suffered by the other or any other entity or individual as a result of the Study.

21.         NO WAIVER.  The waiver of any breach or default hereunder by either party shall not operate or be construed as a waiver of any repetition of such breach or default or of any other breach or default.

22.         DISPUTES.  If a dispute arises out of or relates to this Agreement, or breach thereof, and if said dispute cannot be settled through negotiation and mutual agreement, the parties agree first to try in good faith to settle the dispute by mediation, before resorting to arbitration, litigation, or some other dispute resolution procedure.  The forum for such proceedings will be Monroe County, New York.

23.         ENTIRE AGREEMENT.  This Agreement describes the entire agreement between the parties concerning the subject matter hereof and supersedes all prior or contemporaneous agreements, representations or understandings, written or oral.  This Agreement may not be amended, changed or modified except in a writing signed by both parties hereto.

24.         ASSIGNMENT.  Neither party may assign this Agreement without the prior written consent of the other party; provided, however, that Sponsor may assign this Agreement to a successor in ownership of at least 51% of its assets or to a company within the same group of companies as the Sponsor, provided that such successor or group company expressly assumes, in writing, the obligation to perform in accordance with the terms and conditions of this Agreement.   Any attempt by either party to assign this Agreement without such consent shall be void.

25.         SEVERABILITY.  If any provision of this Agreement shall be or become invalid under any provision of federal, state or local law, or by a court of competent jurisdiction, such invalidity shall have no effect on the validity or enforceability of the remaining provisions of this Agreement, and they shall continue in full force and effect.

26.         GOVERNING LAW.  This Agreement shall be interpreted in accordance with, and governed by, the laws of the State of New York, without regard to its conflict of laws rules, and irrespective of the domicile or residence of the parties or of the location of any property affected hereby.  The venue for any action to interpret or enforce this Agreement shall be in Monroe County, New York.

27.         OTHER PROVISIONS

27.1                           No variation to the terms of this Agreement shall be effective unless in writing and signed on behalf of each party by a director or other authorized person.

27.2                           If any term or provision of this Agreement is held by any court or other competent authority to be void or unenforceable in whole or in part, the other provisions of this Agreement and the remainder of the affected provision shall continue to be valid.

27.3                           Failure by either party on one or more occasions to avail itself of a right conferred by this Agreement shall not be construed as a waiver of such party’s right to enforce such right or any other right.

27.4                           The Schedules and Exhibits to this Agreement form part of and shall be deemed to be incorporated in this Agreement and the term “Agreement” shall be construed accordingly.

27.5                           This Agreement contains the whole agreement between the parties and supersedes all previous agreements and understandings between the parties with respect to the subject matter of this Agreement.

27.6                           Each party acknowledges that, in entering into this Agreement, it does not do so on the basis of and does not rely on any representation or warranty (whether made orally or in writing) except as expressly provided in this Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement in duplicate by proper persons thereunto duly authorized.

SPONSOR	UNIVERSITY OF ROCHESTER

By:	By:

Name:	Name:	Gunta J. Liders

Title:	Title:	Associate VP for Research Administration

Date:	Date:

I have read and agree with the terms of this Agreement.

PRINCIPAL INVESTIGATOR

By:

Name:

Title:

Date:

EXHIBIT A

THE PROTOCOL

Study Drug: ethyl-EPA	CONFIDENTIAL

Clinical Study Protocol:  AN01.01.0011

Clinical Study Protocol No: AN01.01.0011

[ * ]

March 3, 2005

SIGNATURE(S) OF INVESTIGATOR(S)

Confidentiality and Investigator Statement

I agree to abide by the statement of confidentiality.

I agree to conduct the study according to this protocol and have read and agree to comply with the Investigator’s Responsibilities (Appendix VIII). Any changes in procedure will only be made if necessary to protect the safety, rights or welfare of subjects.

I agree to comply with current International Conference on Harmonisation Tripartite Guideline on Good Clinical Practice plus appropriate FDA CFRs and local regulatory requirements.

I agree to conduct the study in person or to supervise the study.

I agree to ensure that all who assist me in the conduct of the study have access to the study protocol and any amendments and are aware of their obligations.

I will ensure that the drugs supplied by Amarin Neuroscience Ltd will be used only for administration to patients included in this trial protocol and for no other purpose.

Principal Investigator	Date

TABLE OF CONTENTS

[ * ]

TREND-HD PROTOCOL SYNOPSIS

[ *8 ]

TREND-IID SCHEDULE OF ACTIVITIES

[ * ]

List of Abbreviations and Definitions of Terms

[ * ]

1.0                               INTRODUCTION

[ * ]

APPENDICES

Appendix I Unified Huntington’s Disease Rating Scale

Appendix II                                   Clinical Global Impression Scale

Appendix III                               Beck Depression Inventory – II

Appendix IV                              Mini-Mental State Examination

Appendix V                                  Declaration of Helsinki

World Medical Association Declaration of Helsinki: Recommendations Guiding Medical

Doctors in Biomedical Research Involving Human Subjects

Adopted by the 18th World Medical Assembly, Helsinki, Finland, June 1964

and amended by the

29th World Medical Assembly, Tokyo, Japan, October 1975,

35th World Medical Assembly, Venice, Italy, October 1983.

41st World Medical Assembly, Hong Kong, September 1989,

and the 48th General Assembly, Somerset West, Republic of South Africa, October 1996

Introduction

It is the mission of the physician to safeguard the health of the people. His or her knowledge and conscience are dedicated the fulfillment of this mission.

The Declaration of Geneva of the World Medical Assembly binds the physician with the words, “The health of my patient will be my first consideration,” and the International Code of Medical Ethics declares that, “A physician shall act only in the subject’s interest when providing medical care might have the effect of weakening the physical and mental condition of the subject.”

The purpose of biomedical research involving human subjects must be to improve diagnostic, therapeutic and prophylactic procedures and the understanding of the etiology and pathogenesis of disease.

In current medical practice most diagnostic, therapeutic or prophylactic procedures involve hazards. This applies especially to biomedical research.

Medical progress is based on research which ultimately must rest in part on experimentation involving human subjects.

In the field of biomedical research a fundamental distinction must be recognized between medical research in which the aim is essentially diagnostic or therapeutic for a subject, and medical research, the essential object of which is purely scientific and without implying direct diagnostic or therapeutic value to the person subjected to the research.

Special caution must be exercised in the conduct of research which may effect the environment, and the welfare of animals used for research must be respected.

Because it is essential that the results of laboratory experiments be applied to human beings to further scientific knowledge and to help suffering humanity, the World Medical Association has prepared the following recommendations as a guide to every physician in biomedical research involving human subjects. They should be kept under review in the future. It must be stressed that the standards as drafted are only a guide to physicians all over the world. Physicians are not relieved from criminal, civic and ethical responsibilities under the laws of their own countries.

1. Basic Principles

1. Biomedical research involving human subjects must conform to generally accepted scientific principles and should be based on adequately performed laboratory and animal experimentation and on a thorough knowledge of the scientific literature.

2. The design and performance of each experimental procedure involving human subjects should be clearly formulated in an experimental protocol which should be transmitted for consideration, comment and guidance to a specially appointed committee independent of the Investigator and the sponsor provided that this independent committee is in conformity with the laws and regulations of the country in which the research experiment is performed.

3. Biomedical research involving human subjects should be conducted only by scientifically qualified persons and under the supervision of a clinically competent medical person. The responsibility for the human subject must always rest with a medically qualified person and never rest on the subject of the research, even though the subject has given his or her consent.

4. Biomedical research involving human subjects cannot legitimately be carried out unless the importance of  the objective is in proportion to the inherent risk to the subject.

5. Every biomedical research involving human subjects should be preceded by careful assessment or predictable risks in comparison with foreseeable benefits to the subject or to others. Concern for the interest of the subject must always prevail over the interests of science and society.

6. The right of the research subject to safeguard his or her integrity must always be respected. Every precaution should be taken to respect the privacy of the subject and to minimize the impact of the study on the subject’s physical and mental integrity and on the personality of the subject.

7. Physicians should abstain from engaging in research projects involving human subjects unless they are satisfied that the hazards involved are believed to be predictable. Physicians should cease any investigation if the hazards are found to outweigh the potential benefits.

8. In publication of the results of his or her research, the physician is obliged to preserve the accuracy of the results. Reports of experimentation not in accordance with the principles laid down in this Declaration should not be accepted for publication.

9. In any research on human beings, each potential subject must be adequately informed of the aims, methods, anticipated benefits and potential hazards of the study and the discomfort it may entail. He or she should be informed that he or she is a liberty to abstain from participation in the study and that he or she is free to withdraw his or her consent to participation at any time. The physician should then obtain the subject’s freely-given informed consent, preferably in writing.

10. When obtaining informed consent for the research project the physician should be particularly cautious if the subject is in a dependent relationship to him or her or may consent under duress. In that case the informed consent should be contained by a physician who is not engaged in the investigation and who is completely independent of this official relationship.

11. In case of  legal incompetence, informed consent should be obtained from the legal guardian in accordance with national legislation. Where physical or mental incapacity makes it impossible to obtain informed consent, or when the subject is a minor, permission from the responsible relative replaces that of the subject in accordance with national legislation. Whenever the minor child is in fact able to give consent, the minor’s consent must be obtained in addition to the consent of the minor’s legal guardian.

12. The research protocol should always contain a statement of the ethical considerations involved and should indicate that the principles enunciated in the present Declaration are complied with.

II. Medical research combined with clinical care

(Clinical research)

1. In the treatment of the sick person, the physician must be free to use a new diagnostic and therapeutic measure, if in his or her judgment it offers hope of saving life, reestablishing health or alleviating suffering.

2. The Potential benefits, hazards and discomfort of a new method should be weighed against the advantages of the best current diagnostic and therapeutic methods.

3. In any medical study, every subject – including those of a control group, if any – should be assured of the best proven diagnostic and therapeutic method. This does not exclude the use of inert placebo in studies where no proven diagnostic or therapeutic method exists.

4. The refusal of the subject to participate in a study must never interfere with the physician-subject relationship.

5. If the physician considers it essential not to obtain informed consent, the specific reasons for this proposal should be stated in the experimental protocol for transmission to the independent committee.

6. They physician can combine medical research with professional care, the objective being the acquisition of new medical knowledge, only to the extent that medical research is justified by its potential diagnostic or therapeutic value for the subject.

III. Non-therapeutic biomedical research involving human subjects

(Non-clinical biomedical research)

1. In the purely scientific application of medical research carried out on a human being, it is the duty of the physician to remain the protector of the life and health of that person on whom biomedical research is being carried out.

2. The subjects should be volunteers – either healthy persons or subjects for whom the experimental design is not related to the subject’s illness.

3. The investigator or the investigating team should discontinue the research if in his/her or their judgement it may, if continued, be harmful to the individual.

4. In research on man, the interest of science and society should never take precedence over considerations related to the well being of the subject.

Appendix VI          Responsibility of Clinical Trial Sponsor

[ * ]

Appendix VII         Responsibility of Clinical Trial Monitor

[ * ]

Appendix VI          Responsibility of Clinical Trial Investigators

[ * ]

Appendix IX          Documents Required Prior to Initiation of the Study

[ * ]

Appendix X           Content of Investigator File

[ * ]

EXHIBIT B

SCOPE OF WORK/ASSIGNMENT OF RESPONSIBILITIES

Confidential

Amarin/HSG

Planning Workscope

Final 2/3/05

University of Rochester

Department of Neurology

Clinical Trials Coordination center

Amarin Neuroscience and Miraxion

	Task/Description	HSG	Amarin

A.	Protocol Development
1	[*]	X	X
2	[*]	X	X
3	[*]	X
4	[*]	X
B.	Study Preparation
5
	[*]	X
6	[*]	X
7	[*]	X	X	(1)
8	[*]	X	X	(1)
9	[*]		X
10	[*]	X	X	(1)
11	[*]	X	X	(1)
12	[*]		X
13	[*]	X	X
14	[*]	X	X	(1)
15	[*]	X	X	(1)
16	[*]	X
17	[*]	X	X
18	[*]	X
19	[*]	X	X
20	[*]	X
21	[*]	X
22	[*]	X
23	[*]	X
C.	Packaging and Distribution of Drug
24	[*]	X	X	(1)
25	[*]		X
26	Develop plan for emergency replacement of drug (e.g., damaged, missing, lost).		X
27	[*]		X
28	[*]		X
29	[*]		X
30	[*]		X
31	[*]		X
32	[*]		X

(1)Primary responsibility assumed when X marked for both parties, otherwise, shared responsibility

	Task/Description	HSG		Amarin

33	[*]			X
34	[*]			X
35	[*]			X
36	[*]			X
37	[*]			X
D.	Development and Distribution of Case Report Forms (CRFs)
38	[*]	X
39	[*]	X
40	[*]	X
E.	Site Monitoring
41	[*]	X		X	(1)
42	[*]			X
43	[*]	X		X	(1)
F.	Operations Manual
44	[*]	X
45	[*]	X
46	[*]	X
G.	Data Management Plan
47	[*]	X
48	[*]	X
49	[*]	X
50	[*]
		X	(1)	X
51	[*]	X
52	[*]	X
53	[*]	X

54	[*]	X

H.	Statistical Analysis Plan for Publication
55	[*]	X
56	[*]	X
57	[*]	X
58	[*]	X
I.	Statistical Analysis Plan for Technical Reports
59	[*]			X
60	[*]			X
61	[*]			X
62	[*]			X
J.	Finance and Administration
63	[*]	X
64	[*]	X

(1)Primary responsibility assumed when X marked for both parties, otherwise, shared responsibility

	Task/Description	HSG	Amarin

65	[*]	X
K.	Site Selection and Establishment
66	[*]	X
67	[*]	X
68	[*]	X
69	[*]	X
70	[*]		X
71	[*]
X
72	[*]	X
73	[*]		X
74	[*]	X
L.	Orientation Meeting Planning and Conduct
75	[*]	X
76	[*]	X
77	[*]		X
78	[*]	X
79	[*]	X
80	[*]	X
81	[*]	X
82	[*]
X
M.	Public Relations/Recruitment Campaign
83	[*]	X
84	[*]	X
85	[*]	X
86	[*]	X
87	[*]	X

(1)Primary responsibility assumed when X marked for both parties, otherwise, shared responsibility

EXHIBIT C

BUDGET, TIMELINE, PAYMENT SCHEDULE

University of Rochester

Clinical Trials Coordination Center

Budget for Miraxion

Sponsor : Amarin

N = 300

SITES = 40

Duration = 12 months

TIME PERIOD = 38 months (Dec 04 - Jan 08)

Version #6 January 31, 2005

BUDGET
HSG Personnel Costs :		[*]
Clinical Operations	[*]
Biostatistics	[*]

Computer Systems and Support:		[*]

Operating and Supplies Cost :		[*]
General Office	[*]
Telecom/Fax	[*]
Postage/Courier	[*]
Photocopying	[*]
Ops Manuals	[*]
CRF Binders	[*]
Screening Packets	[*]

Other:
Data Entry		[*]

Consulting		[*]
Co-PI (Ross)	$79,167
Co-PI (Leavitt)	$79,167
Steering Committee	$79,167
DSMB	$22,750

Record Preparation and Return		[*]

Subtotal of Direct Costs		[*]

University of Rochester Indirect Rate of 30%		[*]

Per Subject Fee 300 Subjects		[*]
Seven visits pers subject charged as follows
Screening	[*]
Baseline V1	[*]
Phone T1	[*]
Visit 2	[*]
Visit 3	[*]
Phone T2	[*]
Visit 4	[*]
Visit 5	[*]
Phone T3	[*]
Unsched Visit	[*]	(Not Included in above Total)

U of R 30% Indirect on 1st $25,000 of each Site Subcontract		[*]

Study Budget		[*]

Less Payment Received on 1-28-05		[*]

Total HSG Cost Forward		[*]

Additional Costs to be Borne by Amarin
•	Central Laboratory costs
•	Drug packaging, labeling, distribution and resupply, including IVRS if applicable
•	Central ECG reading costs
•	Per Subject Fees Not Included above, that will be charged per occurrence:
• Screen Failures, will be charged for the full screening visit ($1,580)
• Premature Withdrawals will be liable for visits incurred plus Visit 5 ($1,651)
• Unscheduled visits will be charged at $683
•	Monitoring Costs and Travel
•	Institutional Review Board Fees will be billed to Amarin as charges (initial, renewal and amendments) are received by HSG
•	Travel and Conference costs including:
• Orientation and steering committee meetings
• Investigator/coordinator close out meeting
• Other meeting costs and study related travel
•	Public Relations Program for subject recruitment if desired
•	Fees to use copyrighted / proprietary data collection instruments
•	Assumes use of HSG database standards and CRFs, would require adjustment of fees commensurate with degree of changes

HSG Amarin Budget V6 1-31-2005

Budget for Miraxion

Version #6 January 31, 2005

Consultant Costs	Planning	Conduct	Analysis / Pub	TOTAL
Steering Cmte (5 members at [*] / year)	[*]	[*]	[*]	[*]
DSMB (Qtrly Meetings, Chair at [*] 3 Members @ [*] per mtg)		[*]		[*]
CO-PI (Ross, [*] / year + indirects on summary)	[*]	[*]	[*]	[*]
CO-PI (Leavitt, [*] / year + indirects on summary)	[*]	[*]	[*]	[*]
[*]
[*]
[*]
TOTAL	[*]	[*]	[*]	[*]

Computer Systems and Support	Planning	Conduct	Analysis / Pub	TOTAL
CTCC Computing Costs (~15%)	[*]	[*]	[*]	[*]
[*]
[*]
[*]
[*]
[*]
[*]
TOTAL	[*]	[*]	[*]	[*]

Operating and Supplies Cost	Planning	Conduct	Analysis / Pub	TOTAL
-General Office	[*]	[*]	[*]	[*]
-Telecommunications/Fax	[*]	[*]	[*]	[*]
-Postage/Courier	[*]	[*]	[*]	[*]
-Photocopying	[*]	[*]	[*]	[*]
-Operations Manual (114 @ $40/each)	[*]			[*]
-CRF Binders (330 @ $90/each)	[*]			[*]
-Screening Packets (375 @ $25/each)	[*]			[*]
TOTAL	[*]	[*]	[*]	[*]

Other Costs	Planning	Conduct	Analysis / Pub	TOTAL
-Data Entry		[*]		[*]
-Record Preparation and Return			[*]	[*]
-Site Monitoring Travel				[*]
-DSMB Travel				[*]
TOTAL	[*]	[*]	[*]	[*]

Amarin Miraxion

January 31, 2005, Version 6

		% Effort	% Effort	% Effort
Staff Effort	Title	Planning (6 mo.) 12/1/2004 - 5/31/05	Study Conduct - DB Lock (26 mo.) 6/1/05 - 7/31/07	Analysis & Publication (6.0 mo.) 8/1/07 - 1/31/08
Name
Shoulson, Ira	PI	[*]	[*]	[*]
Kieburtz, Karl	Director CTCC	[*]	[*]	[*]
Kayson, Elise	Director Proj Coordinator	[*]	[*]	[*]
DeBlieck, Lisa	Sr. Proj Coordinator	[*]	[*]	[*]
Laskowski, Letty	Asst. Coordinator	[*]	[*]	[*]
Trimble, Gene	Director Data Manager	[*]	[*]	[*]
TBD	Sr Data Base Programmer	[*]	[*]	[*]
TBD	Info Analyst	[*]	[*]	[*]
TBD	Data Control Clerk	[*]	[*]	[*]
Henderson, Sue	Administrative Assistant	[*]	[*]	[*]
Dean, Becky	Meeting Planner	[*]	[*]	[*]
Renter, Michelle	Finance	[*]	[*]	[*]
TBD	Medical Monitor	[*]	[*]	[*]
Oakes, David	Biostat	[*]	[*]	[*]
Beck, Chris	Asst Biostat	[*]	[*]	[*]
Watts, Art	Sr. Biostats Programmer	[*]	[*]	[*]
TBD	Biostats Res Asst	[*]	[*]	[*]
Janciurus, Joanne	Biostats Programmer	[*]	[*]	[*]
Kamp, Cornelia	Director Research Operations	[*]	[*]	[*]
Edicola, John	Director Strategic Development	[*]	[*]	[*]
Shinaman, Aileen	HSG Executive Director / Legal	[*]	[*]	[*]

Payment Schedule for Miraxion (Exclusive of quarterly Site Payments)

Total Due from Amarin	[*]
Less Site Payments (and UR Indirect on Payments)	[*]
Total HSG Operating Costs to Invoice	[*]

Milestone	Percent Due		Amount Due	Balance Remaining
Execution of Contract	[*]	%	[*]	[*]
First Patient Dosed	[*]	%	[*]	[*]
Enrollment 25% Complete	[*]	%	[*]	[*]
Enrollment 75% Complete	[*]	%	[*]	[*]
Data Transfer to Amarin - All Subj 6 Mo. Complete	[*]	%	[*]	[*]
Final DB Transfer to Amarin	[*]	%	[*]	[*]
Final Study Results Available	[*]	%	[*]	[*]

	100%		[*]	[*]

Prepared: 3-9-2005 J. Edicola

University of Rochester Confidential	3/16/2005

EXHIBIT D

PRINCIPAL INVESTIGATOR AGREEMENT

Protocol Title: “A Multi Center, Double Blind, Randomized, Parallel Group, Placebo-Controlled Trial of (ethyl-EPA) Miraxion ™ in Patients with Mild to Moderate Huntington’s Disease” (the “Study”), (the “Protocol”).

Protocol No. [                   ]

Principal Investigator’s Name:   [                    ] (the “Investigator”)

The Investigator has agreed to act as [Principal Investigator/ Co-Principal Investigator (as applicable] in the Study. This Agreement sets out the terms and conditions of our agreements as follows:

1.               The Study will be carried out in compliance with the Protocol, and any subsequent amendments made and approved in accordance with the clinical trial agreement (the “CTA”) dated [     ] 2005 and made between Amarin Neuroscience Limited (the “Sponsor”) and the University Of Rochester (“Institution”).

2.               The Investigator shall provide such services (the “Services”) as are reasonably delegated to him by the Sponsor and the Institution in respect of the Study as are agreed from time to time to include, without limitation, the Investigator assisting the Institution and the Sponsor in respect of:

(i)                                     the organization, supervision and conduct of the practical aspects of the Study;

(ii)                                  the conducting of the Study in accordance with the Protocol and the ICH Harmonized Tripartite Guideline for Good Clinical Practice or its local equivalent (“GCP”).

3.               In performing the Services, the Investigator shall comply with the following:

(i)                                     the Protocol and GCP;

(ii)                                  part 312 Title 21 of the Code of Federal Regulations issued by the U.S. Food and Drug Administration (“FDA”);

(iii)                               the standard operating procedures of Institution;

(iv)                              all applicable national and local laws, rules and regulations, including but not limited to the U.S. Federal Food, Drug and Cosmetic Act and Regulations of the FDA, and those promulgated by any relevant regulatory authority, and relevant professional standards;

(v)                                 all reasonable  written and verbal instructions of Sponsor;

4.               The Investigator shall perform the Services with reasonable care and skill.

5.               The Investigator agrees that all data, inventions and discoveries generated by him during the course of the activities described in this Agreement shall be the sole and exclusive property of the Sponsor.  The Investigator shall execute any documents or undertake any further actions if requested by Sponsor to evidence transfer of title thereto. Sponsor shall reimburse the Investigators for any reasonable expenses incurred at Sponsor’s request to secure title or legal protection for any such Inventions.

6.               All information designated at the time of disclosure, in writing, by either party as confidential (“Confidential Information”) shall not be used by the other party other than for purposes of this Agreement.  Each party agrees to treat Confidential Information received from the other party with the same degree of care with which it would treat its own Confidential Information of a similar nature and further agrees not to disclose such Confidential Information to a third party without prior written consent of the other party, for a period of five (5) years following disclosure.  The foregoing obligations of non-disclosure do not apply to Confidential Information which:

(a)          is in the public domain at the time of disclosure;

(b)         was known to the other party prior to disclosure;

(c)          was received from a third party not under an obligation of confidence to Sponsor;

(d)         is required to be disclosed by law or at the request of a governmental authority.

Signed by the Investigator

Name

Date

Signed on behalf of
The Institution

Signature	Position
Date

Signed on behalf of
The Sponsor

Signature	Position
Date